Exhibit 99.1

Haymaker Acquisition Corp. Stockholders Overwhelmingly Approve Business Combination with OneSpaWorld

March 6, 2019

NEW YORK, March 06, 2019 — Haymaker Acquisition Corp. (HYAC) (“Haymaker”), a publicly traded special purpose acquisition company, and OneSpaWorld (“OSW”), the pre-eminent global provider of health and wellness products and services onboard cruise ships and in destination resorts around the world, today, announced that the business combination was approved by Haymaker’s stockholders. The transaction is expected to close on or prior to March 31, 2019 subject to the satisfaction of customary closing conditions.

At the Special Meeting, more than 96% of the issued and outstanding shares which voted were voted in favor of the business combination. Of the 33,000,000 shares of Haymaker Class A common stock outstanding, only 3.9% of stockholders validly elected to redeem their shares.

Consistent with the terms of the business combination, at the closing, Haymaker and OSW will combine under a new holding company, OneSpaWorld Holdings Limited (“OSW Holdings”), which is expected to be listed on the Nasdaq Stock Market under the symbol “OSW.”

Commenting on the vote from OneSpaWorld, Leonard Fluxman, Executive Chairman of OSW, stated: “Today marked an exciting step for OneSpaWorld, as stockholders of Haymaker approved the business combination. We believe the strong vote reflects the confidence of investors in our ability to continue our proven track record of success supported by a visible path to achieve our goals. I look forward to OSW re-entering the public markets, as a pure-play global leader in health and wellness at sea and on land and delivering strong sales and profit growth for our stockholders.”

Remarking from Haymaker, Steven Heyer, CEO and Chairman, and Andrew Heyer, President, stated: “We are delighted to announce stockholders approved our business combination with OSW – a global leader in health and wellness on cruise ships and at destination resorts. We now turn to working towards the closing and supporting our OneSpaWorld team to reach their long term targets.”

Commenting from L Catterton, Marc Magliacano, Managing Partner who will join the Board of Directors of OSW, stated: “We are very pleased to have the support of Haymaker stockholders and are equally excited to watch OSW continue its successful growth as it reenters the public markets later this month.”

About Haymaker:

Haymaker is a $330 million blank check company led by Steven Heyer. Haymaker was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization, or similar business combination with one or more target businesses. The executives of Haymaker are experienced at recognizing and quantifying the value of brands and creating strategies to reposition those brands to reach their full market potential. For more information about Haymaker, please visit www.haymakeracquisition.com.

About OSW:

Headquartered in Nassau, Bahamas, OSW is one of the largest health and wellness services companies in the world. OSW’s distinguished centers offer guests a comprehensive suite of premium health, fitness, beauty and wellness services, treatments, and products aboard 164 cruise ships and at 67 destination resorts around the world. OSW holds the leading market position within the fast-growing international leisure market and has been built upon its exceptional service standards, expansive global recruitment, training and logistics platforms, and a history of service and product innovation that has enhanced its guests’ health, fitness, beauty, and wellness while vacationing for over 50 years.

About L Catterton:

With over $15 billion of equity capital across six fund strategies in 17 offices globally, L Catterton is the largest consumer-focused private equity firm in the world. L Catterton’s team of more than 150 investment and operating professionals partners with management teams around the world to implement strategic plans to foster growth, leveraging deep category insight, operational excellence, and a broad thought partnership network. Since 1989, the firm has made over 200 investments in leading consumer brands. L Catterton was formed through the partnership of Catterton, LVMH, and Groupe Arnault. For more information about L Catterton, please visit www.lcatterton.com.